UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

21/24F, Ping An Finance Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong, 518000
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

OneConnect Announces Update on Business Operations

Further to the current report on Form 6-K furnished by OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) with the Securities and Exchange Commission (the “SEC”) on May 7, 2024, additional subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. (collectively, the “Connected Customers”) ceased to utilize the Group’s Cloud Services (as defined below) with effect from July 2024.

The Company has been providing Cloud Services to financial institutions via its Gamma FinCloud platform since 2020 (the “Cloud Services”). For each of the years ended December 31, 2022 and 2023, revenue from the Cloud Services was RMB1,316 million and RMB1,246 million, accounting for approximately 29.5% and 34.0% of the total revenue of the Group for the respective years, of which RMB1,310 million and RMB1,240 million, or approximately 99.6% and 99.5%, was from subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. For the three months ended March 31, 2024, revenue from the Cloud Services was RMB318 million, accounting for approximately 44.0% of the Group’s total revenue from continuing operations1 for the same period, of which RMB316 million, or approximately 99.4%, was from subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd.

Having considered (i) that the business model of the Cloud Services is highly volume-based; (ii) the decrease in economies of scale and unsustainable levels of operational costs in providing the Cloud Services as a result of the cessation of procurement by the Connected Customers, which in turn would hinder the Company’s continual efforts in costs reduction and efficiency improvement; and (iii) the Group’s ongoing strategic allocation of resources towards introducing high value and high-end products and further expansion into overseas markets, which are expected to drive revenue growth, especially third-party revenue growth, from premium-plus customers, the Board came to the decision on July 11, 2024 that, in the best interest of the Company and its shareholders as a whole, the Company shall gradually discontinue the operation of its Cloud Services from July 2024 onwards and will discuss with its customers regarding transitional arrangements (if any) (the “Discontinuation”).

As a result of the Discontinuation, the Board expects a substantial decrease in revenue attributable to the Cloud Services business in the second half of 2024 and for the full year ending December 31, 2024. Details of any financial impact on the business and results of operations of the Company will be disclosed by the Company in due course pursuant to applicable laws and regulations.

The Company remains fully dedicated to the provision of its technology solutions to financial institution customers, including its digital banking solutions, digital insurance solutions such as the “Omni-channel Agent Solution” which is highly-recognized among third-party customers and other digital infrastructure for financial institutions provided through its Gamma Platform. The Company believes that the foregoing developments will not affect the operations of its other businesses, including its ongoing strategic business relationship with Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries and associates (collectively, “Ping An Group”). With a profound understanding of Ping An Group’s business needs gained by the Group over the years as well as extensive expertise in the financial services industry and regulatory environment in which Ping An Group operates, the Group has been developing and offering comprehensive and tailored technology solutions that address the needs and improve the operational efficiency of Ping An Group. The Company’s strategic business relationship with Ping An Group remains unchanged.

Further, the Company has continued to expand its overseas business and recorded rapid growth. Revenue from third-party overseas customers from the Group’s continuing operations increased by 14.8% on a year-over-year basis in the first quarter of 2024. The Company shall continue to enhance its product competitiveness and implement its second-stage strategy of deepening customer engagement to drive revenue growth, in particular prioritizing augmenting revenue from third-party customers.

1 The Company completed the disposal of its virtual bank business to Lufax Holding Ltd for a consideration of HK$933 million in cash on April 2, 2024. As a result of the disposal, the historical financial results of the virtual banking business segment have been reflected as the “discontinued operations” in the Company’s condensed consolidated financial statements and the historical financial results of the remaining business of the Company have been reflected as the “continuing operations” in the Company’s condensed consolidated financial statements for the first quarter of 2024. For details of the disposal, please refer to the current reports on Form 6-K furnished by the Company with the SEC on November 14, 2023, December 5, 2023, January 16, 2024, April 2, 2024 and April 17, 2024.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship and engagement with Ping An Group and its associates, which are its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Announcement — Inside Information — Update on Business Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Chongfeng Shen
	Name:	Chongfeng Shen
	Title:	Chairman of the Board and Chief Executive Officer

Date: July 11, 2024